SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

37951D 102

(CUSIP Number of Common Stock Underlying Warrants)

David M. Davis

Chief Executive Officer

Global Eagle Entertainment Inc.

4553 Glencoe Avenue

Los Angeles, California 90292

310-437-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Joel L. Rubinstein, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

Tel: (212) 547-5400

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$ 54,000,000	$ 6,955.20

(1)	Estimated for purposes of calculating the amount of the filing fee only. Global Eagle Entertainment Inc. (the “Company”) offered holders of up to 15,000,000 of the Company’s $11.50 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) by tendering one Warrant in exchange for 0.333 Shares. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the OTC Markets on August 12, 2014, which was $10.76.
(2)

Previously paid. The amount of the filing fee assumed that all 15,000,000 Warrants would be exchanged and was calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $128.80 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 6,955.20	Filing Party: Global Eagle Entertainment Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 13, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, including Amendment No. 1 filed on September 2, 2014, collectively constitute the “Schedule TO”) filed by Global Eagle Entertainment Inc., a Delaware corporation (“Global Eagle” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), that were originally issued in the Company’s initial public offering and in a private placement to the Company’s founders in connection with the Company’s initial public offering and which have an exercise price of $11.50 per share (the “Warrants”), to receive 0.3333 Shares in exchange for every Warrant tendered by the holders thereof (approximately one Share for every three Warrants tendered), up to a maximum of 15,000,000 Warrants, subject to proration, as described in the Schedule TO. The offer is subject to the terms and conditions set forth in the Offer to Exchange Letter, dated August 13, 2014 (the “Offer Letter”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO with respect to Items 1, 4 and 12 only. Except as specifically provided herein, the information contained in the Schedule TO, the Offer Letter and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer Letter and the Letter of Transmittal.

This Amendment No. 2 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.

Item 1. Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 9:00 a.m., Eastern Time, on September 11, 2014. According to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, a total of 12,682,755 Warrants, representing approximately 84.6% of the maximum number of Warrants that were offered to be exchanged, were validly tendered and not withdrawn. Global Eagle accepted for exchange all of the Warrants validly tendered and not withdrawn and expects to issue an aggregate of approximately 4,227,187 Shares in exchange for the accepted Warrants (including adjustment for fractional shares). On September 11, 2014, Global Eagle issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(E) to this Amendment No. 2 and is incorporated herein by reference.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(5)(E)	Press Release issued by Global Eagle Entertainment Inc. on September 11, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL EAGLE ENTERTAINMENT INC.

By:	/s/ David M. Davis
Name:	David M. Davis
Title:	Chief Executive Officer and Director

Date: September 11, 2014

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated August 13, 2014 (incorporated by reference to Exhibit 99(a)(1)(A) to the Company’s Tender Offer Statement on Schedule TO (File No. 005-86238), filed with the SEC on August 13, 2014).

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit 99(a)(1)(B) to the Company’s Tender Offer Statement on Schedule TO (File No. 005-86238), filed with the SEC on August 13, 2014).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(a)(1)(C) to the Company’s Tender Offer Statement on Schedule TO (File No. 005-86238), filed with the SEC on August 13, 2014).

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99(a)(1)(D) to the Company’s Tender Offer Statement on Schedule TO (File No. 005-86238), filed with the SEC on August 13, 2014).

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients (incorporated by reference to Exhibit 99(a)(1)(E) to the Company’s Tender Offer Statement on Schedule TO (File No. 005-86238), filed with the SEC on August 13, 2014).

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 25, 2014 and amended on March 26, 2014, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014, incorporated herein by reference.

(a)(5)(C)	Press release (incorporated by reference to Exhibit 99(a)(5)(C) to the Company’s Tender Offer Statement on Schedule TO (File No. 005-86238), filed with the SEC on August 13, 2014).

(a)(5)(D)	Investor Presentation (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-35176), filed with the SEC on September 2, 2014).

(a)(5)(E)	Press Release issued by Global Eagle Entertainment Inc. on September 11, 2014.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-172267), filed with the SEC on May 11, 2011).

(d)(2)	Form of Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.4 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-172267), filed with the SEC on April 6, 2011).

(d)(3)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-172267), and included as an exhibit in the Warrant Agreement, filed with the Securities and Exchange Commission on March 21, 2011).

(d)(4)	Amended and Restated Registration Rights Agreement among the Company and certain holders party thereto, dated January 31, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35176), filed with the SEC on February 6, 2013).

(d)(5)	Amendment No. 1 to the Amended and Restated Registration Rights Agreement among the Company and certain holders party thereto, dated October 21, 2013 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-35176), filed with the SEC on October 21, 2013).

(d)(6)	Waiver dated March 29, 2013 by Global Eagle Acquisition LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35176) filed with the SEC on March 29, 2013).

(d)(7)	Separation Agreement and General Release, dated July 9, 2014, by and between Global Eagle Entertainment Inc. and John LaValle (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35176) filed with the SEC on July 15, 2014).

(d)(8)	Voting Rights Waiver Agreement between the Company and Putnam Investment Management, LLC, dated October 21, 2013 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-35176), filed with the SEC on October 21, 2013).

(d)(9)	Tender Support Agreement, dated August 13, 2014, between the Company and Harry E. Sloan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35176), filed with the SEC on August 19, 2014).

(d)(10)	Tender Support Agreement, dated August 13, 2014, between the Company and Jeff Sagansky (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-35176), filed with the SEC on August 19, 2014).

(g)	Not applicable.

(h)	Not applicable.